FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE THIRD QUARTER OF 2026

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2026

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2026 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2025 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (“OTT”) video services in Canada.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio. It also uses key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). Definitions are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

Highlights

Third quarter 2026

Revenues: $1.25 billion, a $35.2 million (2.9%) increase.

Adjusted EBITDA:1 $645.0 million, a $42.5 million (7.1%) increase.

Net income attributable to the shareholder: $299.9 million, a $44.5 million (17.4%) increase.

Adjusted cash flows from operations:1 $480.1 million, a $39.7 million (9.0%) increase.

Cash flows provided by operating activities: $531.8 million, a $35.1 million (-6.2%) decrease.

Year to date

Revenues: $3.69 billion, a $130.8 million (3.7%) increase.

Adjusted EBITDA: $1.91 billion, a $114.7 million (6.4%) increase.

Net income attributable to the shareholder: $866.3 million, a $120.2 million (16.1%) increase.

Adjusted cash flows from operations: $1.45 billion, a $109.9 million (8.2%) increase.

Cash flows provided by operating activities: $1.55 billion, a $22.3 million (1.5%) increase.

1 See “Non-IFRS financial measures.”

Other highlights

•	Increases in mobile telephony service revenues of $43.1 million (9.6%) and in Internet access service revenues of $9.3 million (3.0%).

•	Net increases of 136,700 (3.0%) mobile telephony service connections, the largest quarterly increase in the number of lines since the mobile service was launched in 2010, and 8,600 subscriptions (0.5%) to Internet access services.

•	Increase in mobile ARPU[1] of $1.03 (2.9%).

•	On October 1, 2026, Videotron announced the expansion of its wireless subscription area to several communities in Abitibi-Témiscamingue, Nord-du-Québec, Saguenay–Lac-Saint-Jean and Bas-Saint-Laurent, providing more than 25,000 residents in these newly served areas with access to a genuine competitive alternative for mobile service.

•	On July 24, 2026, Freedom Mobile (“Freedom”) announced that customers on all of its plans would now have access to its 5G+ network at no additional cost, provided they have a compatible device, SIM card and are within an eligible coverage area. Freedom also continued expanding its 5G and 5G+ network footprint across Ontario, Alberta and British Columbia, bringing enhanced connectivity to more than 500,000 additional Canadians. These investments are intended to increase network performance, capacity and coverage in order to better meet the connectivity needs of customers.

Financing operations

•	During the third quarter of 2026, Videotron repaid a total of $200.0 million under the third tranche of its term credit facility. On October 6, 2026, Videotron made an additional repayment of $100.0 million under its term credit facility. Following these repayments, the balance of the facility was reduced from $400.0 million to $100.0 million.

1 See “Key performance indicators.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Revenues
Mobile telephony	$492.2	$449.1	$1,434.6	$1,313.7
Internet	320.4	311.1	963.9	934.9
Television	183.3	185.7	556.9	563.4
Wireline telephony	51.5	57.0	158.2	175.5
Mobile equipment sales	158.8	168.3	446.1	445.6
Other	45.2	45.0	134.2	130.0
	1,251.4	1,216.2	3,693.9	3,563.1
Employee costs	(103.7)	(127.0)	(371.0)	(384.5)
Purchase of goods and services	(502.7)	(486.7)	(1,414.8)	(1,385.2)
Adjusted EBITDA	645.0	602.5	1,908.1	1,793.4
Depreciation and amortization	(199.7)	(199.0)	(595.7)	(597.0)
Financial expenses	(59.1)	(67.6)	(180.1)	(211.3)
Restructuring, impairment of assets and other	(0.5)	(6.7)	(1.0)	(17.5)
Income taxes	(85.8)	(73.8)	(265.0)	(221.5)
Net income attributable to the shareholder	$299.9	$255.4	$866.3	$746.1

Capital expenditures	$164.9	$162.1	$458.9	$454.1
Cash flows:
Adjusted cash flows from operations	480.1	440.4	1,449.2	1,339.3
Free cash flows[1]	372.5	435.5	1,069.0	1,066.1
Cash flows provided by operating activities	531.8	566.9	1,554.6	1,532.3

	Sept. 30, 2026		Dec. 31, 2025
Balance sheet
Cash and cash equivalents	$10.7		$128.0
Working capital	(714.4)		(392.0)
Net assets related to derivative financial instruments	87.7		24.3
Total assets	14,507.0		10,469.5
Short-term borrowings	573.9		—
Total long-term debt (including current portion)	5,935.3		6,824.3
Lease liabilities (current and long term)	383.1		373.3
Equity attributable to the shareholder	989.3		827.4
Consolidated net debt leverage ratio[1]	2.72	x	2.96	x

1 See “Non-IFRS financial measures.”

ANALYSIS OF CONSOLIDATED RESULTS

2026/2025 third quarter comparison

Revenues: $1.25 billion, a $35.2 million (2.9%) increase.

•	Revenues from mobile telephony services increased $43.1 million (9.6%) to $492.2 million, mainly because of an increase in the number of subscriber connections and higher average per-connection revenues.

•	Revenues from Internet access services increased $9.3 million (3.0%) to $320.4 million, due primarily to higher average per-customer revenue.

•	Revenues from television services decreased $2.4 million (-1.3%) to $183.3 million, mainly because of the impact of the decrease in the number of customers, in line with market trends, partially offset by higher average per-customer revenue.

•	Revenues from wireline telephony services decreased $5.5 million (-9.6%) to $51.5 million, mainly because of decreases in the number of subscriber connections, in line with market trends.

•	Revenues from mobile equipment sales to customers decreased $9.5 million (-5.6%) to $158.8 million, mainly because of the unfavourable impact resulting from a shift in the mix of devices sold.

•	Other revenues increased $0.2 million (0.4%) to $45.2 million.

Mobile ARPU: $36.08, a $1.03 (2.9%) increase due mainly to lower promotional discounts and customer migration to more expensive plans, partially offset by the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Table 2 shows changes in RGUs1 for the three-month, nine-month and twelve-month periods ended September 30, 2026 and 2025.

Table 2

Change in RGUs

(in thousands of units)

	Three months ended Sept. 30		Nine months ended Sept. 30		Twelve months ended Sept. 30
	2026	2025	2026	2025	2026	2025
Mobile telephony	136.7	113.8	218.7	237.1	292.6	323.1
	3.0%	2.7%	5.0%	5.8%	6.8%	8.1%
Internet access	8.6	10.5	7.8	3.8	11.5	2.1
	0.5%	0.6%	0.4%	0.2%	0.7%	0.1%
Television	(15.2)	(14.9)	(29.4)	(35.1)	(37.5)	(52.6)
	-1.2%	-1.2%	-2.3%	-2.7%	-3.0%	-4.0%
Wireline telephony	(14.2)	(15.3)	(38.4)	(46.8)	(52.8)	(65.4)
	-2.7%	-2.6%	-7.0%	-7.7%	-9.4%	-10.4%
Total RGUs	115.9	94.1	158.7	159.0	213.8	207.2
	1.5%	1.2%	2.0%	2.1%	2.7%	2.7%

1 See “Key performance indicators.”

Table 3

Quarter-end RGUs

(in thousands of units)

	Sept. 2026	June 2026	Mar. 2026	Dec. 2025	Sept. 2025	June 2025	Mar. 2025	Dec. 2024
Mobile telephony	4,620.7	4,484.0	4,430.8	4,402.0	4,328.1	4,214.3	4,143.9	4,091.0
Internet access	1,747.9	1,739.3	1,741.1	1,740.1	1,736.4	1,725.9	1,729.1	1,732.6
Television	1,221.8	1,237.0	1,246.8	1,251.2	1,259.3	1,274.2	1,293.5	1,294.4
Wireline telephony	509.3	523.5	536.2	547.7	562.1	577.4	593.2	608.9
Total	8,099.7	7,983.8	7,954.9	7,941.0	7,885.9	7,791.8	7,759.7	7,726.9

Adjusted EBITDA: $645.0 million, a $42.5 million (7.1%) increase due primarily to:

•	the impact of increases in revenues from mobile telephony and Internet access services;

•	the favourable variance related to the stock-based compensation charge.

Partially offset by:

•	the impact of lower revenues from wireline telephony services;

•	the favourable impact in the third quarter of 2025 resulting from the update of certain provisions.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 48.5% in the third quarter of 2026 compared with 50.5% in the same period of 2025.

Net income attributable to the shareholder: $299.9 million, a $44.5 million (17.4%) increase.

•	The favourable variances were:

o	$42.5 million increase in adjusted EBITDA;

o	$8.5 million decrease in financial expenses;

o	$6.2 million decrease in the charge for restructuring, impairment of assets and other.

•	The main unfavourable variance was:

o	$12.0 million increase in the income tax expense.

Adjusted cash flows from operations: $480.1 million, a $39.7 million (9.0%) increase (Table 8) due primarily to the $42.5 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $531.8 million, a $35.1 million (-6.2%) decrease due primarily to an unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA, the decrease in current income taxes and the decrease in the cash portion of financial expenses.

Depreciation and amortization charge: $199.7 million, a $0.7 million increase.

Financial expenses: $59.1 million, an $8.5 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates.

Restructuring, impairment of assets and other: $0.5 million, a $6.2 million favourable variance.

In the third quarter of 2026, the Corporation recognized:

•	a $1.0 million charge for workforce reduction costs ($3.4 million in 2025);

•	a $0.2 million charge for impairment of assets ($3.6 million in 2025, mainly in connection with initiatives to integrate the Freedom business);

•	a $0.7 million gain related to other items ($0.3 million in 2025).

Income tax expense: $85.8 million (effective tax rate of 26.2%), a $12.0 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2026/2025 year-to-date comparison

Revenues: $3.69 billion, a $130.8 million (3.7%) increase, due essentially to the same factors as those noted above in the discussion of third quarter 2026 results.

•	Revenues from mobile telephony services increased $120.9 million (9.2%) to $1.43 billion.

•	Revenues from Internet access services increased $29.0 million (3.1%) to $963.9 million.

•	Revenues from television services decreased $6.5 million (-1.2%) to $556.9 million.

•	Revenues from wireline telephony services decreased $17.3 million (-9.9%) to $158.2 million.

•	Revenues from mobile equipment sales to customers increased $0.5 million (0.1%) to $446.1 million.

•	Other revenues increased $4.2 million (3.2%) to $134.2 million.

Mobile ARPU: $35.63, a $0.79 (2.3%) increase due primarily to the same factors as those noted above in the discussion of third quarter 2026 results.

Adjusted EBITDA: $1.91 billion, a $114.7 million (6.4%) increase due primarily to:

•	the impact of increases in revenues from mobile telephony and Internet access services.

Partially offset by:

•	the impact of lower revenues from wireline telephony services;

•	the increase in the stock-based compensation charge;

•	the favourable impact in 2025 resulting from the update of certain provisions.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 48.3% in the first nine months of 2026 compared with 49.7% in the same period of 2025, mainly due to the fixed component of these costs and the reduction in usage-related unit costs.

Net income attributable to the shareholder: $866.3 million, a $120.2 million (16.1%) increase.

•	The main favourable variances were:

o	$114.7 million increase in adjusted EBITDA;

o	$31.2 million decrease in financial expenses;

o	$16.5 million decrease in the charge for restructuring, impairment of assets and other.

•	The unfavourable variance was:

o	$43.5 million increase in the income tax expense.

Adjusted cash flows from operations: $1.45 billion, a $109.9 million (8.2%) increase (Table 8), mainly due to the $114.7 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $1.55 billion, a $22.3 million (1.5%) increase due primarily to the increase in adjusted EBITDA, a decrease in the cash portion of financial expenses and a decrease in the cash portion of the charge for restructuring, impairment of assets and other, partially offset by an unfavourable net change in non-cash balances related to operating activities and by the increase in current income taxes.

Depreciation and amortization charge: $595.7 million, a $1.3 million decrease.

Financial expenses: $180.1 million, a $31.2 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates.

Restructuring, impairment of assets and other: $1.0 million, a $16.5 million favourable variance.

During the first nine months of 2026, the Corporation recognized:

•	a $1.8 million charge for workforce reduction costs ($6.0 million in 2025);

•	a $0.9 million charge for impairment of assets ($4.7 million in 2025, mainly in connection with initiatives to integrate the Freedom business).

•	a $1.7 million gain related to other items (a $6.8 million charge in 2025, consisting mainly of retroactive costs related to a Court of Appeal decision on tariffs for the retransmission of distant television signals);

Income tax expense: $265.0 million (effective tax rate of 26.0%), a $43.5 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2026

Cash flows provided by operating activities: $531.8 million, a $35.1 million (-6.2%) decrease primarily due to:

•	a $116.0 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, income tax payable and provisions for stock-based compensation plans.

Partially offset by:

•	a $42.5 million increase in adjusted EBITDA;

•	a $28.4 million decrease in current income taxes;

•	an $8.5 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by operating activities: $1.55 billion, a $22.3 million (1.5%) increase primarily due to:

•	a $114.7 million increase in adjusted EBITDA;

•	a $31.0 million decrease in the cash portion of financial expenses;

•	an $11.5 million decrease in the cash portion of the charge for restructuring, impairment of assets and other.

Partially offset by:

•	a $119.3 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, income tax payable, inventory and contract assets, partially offset by a favourable variance in accounts payable, accrued charges and provisions;

•	a $14.8 million increase in current income taxes.

Working capital: Negative $714.4 million as of September 30, 2026, an unfavourable variance of $322.4 million since December 31, 2025, mainly due to an increase in short-term borrowings, the evolution of short- and long-term debt maturities and decreases in cash and cash equivalents and inventories, partially offset by the repayment of the outstanding balance of the second tranche of the term credit facility, and by a decrease in other current liabilities.

Investing activities

Third quarter 2026

Cash flows used for capital expenditures: $159.9 million, a $28.2 million unfavourable impact mainly due to a $25.4 million unfavourable net change in current non-cash items.

Net subsidies used to finance capital expenditures: $11.5 million in the third quarter of 2026 compared with $4.6 million in the same period of 2025, related to the Québec government’s initiative to improve telecommunications service availability in outlying regions of Québec.

Proceeds from disposal of assets: $0.6 million in the third quarter of 2026 compared with $0.3 million in the same period of 2025.

Net change in advance to the parent corporation: cash inflows of $64.2 million in the third quarter of 2026, primarily reflecting cash management activities with the parent corporation.

Other: Cash inflows of $0.6 million in the third quarter of 2026, compared with cash outflows of $0.1 million in the same period of 2025.

Year to date

Cash flows used for capital expenditures: $486.7 million, a $19.5 million unfavourable variance due to a $14.7 million unfavourable net change in current non-cash items and a $4.8 million increase in capital expenditures.

Net subsidies used to finance capital expenditures: $19.6 million in the first nine months of 2026, compared with net subsidies received of $10.3 million in the same period of 2025, under the Québec government’s initiative to improve telecommunications services in outlying regions of Québec.

Proceeds from disposal of assets: $1.1 million in the first nine months of 2026, compared with $1.0 million in the same period of 2025.

Net change in advance to the parent corporation: cash outflows of $2.0 million in the first nine months of 2026, primarily reflecting cash management activities with the parent corporation.

Other: Cash inflows of $0.9 million in the first nine months of 2026, compared with cash outflows of $0.4 million in the same period of 2025.

Free cash flows

Third quarter 2026

Free cash flows: $372.5 million, a $63.0 million decrease (Table 9) due mainly to a $35.1 million decrease in cash flows provided by operating activities and a $28.2 million increase in cash flows used for capital expenditures.

Year to date

Free cash flows: $1.07 billion, a $2.9 million increase (Table 9) due mainly to a $22.3 million increase in cash flows provided by operating activities, partially offset by a $19.5 million increase in cash flows used for capital expenditures.

Financing activities

Consolidated debt (short-term borrowings plus long-term debt): $311.0 million reduction in the first nine months of 2026; $63.4 million net favourable variance in the net asset related to derivative financial instruments.

•	The $311.0 million reduction in debt essentially consisted of:

o	the repayment by Videotron of the full $500.0 million outstanding under the second tranche of its term credit facility and $500.0 million of the $700.0 million outstanding under the third tranche maturing in April 2027.

Partially offset by:

o	$573.9 million increase in short-term borrowings, reflecting the issuance of commercial paper by Videotron;

o	$96.0 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was essentially offset by the increase in the net asset related to derivative financial instruments.

•	The $63.4 million net favourable variance in the net asset related to derivative financial instruments was mainly due to:

o	the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	the unfavourable impact of interest rate fluctuations on the fair value of derivative financial instruments.

•	On October 6, 2026, Videotron made an early repayment of $100.0 million on the last tranche of its term credit facility maturing in April 2027.

•	On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1.00 billion. Videotron’s revolving credit facility is serving as a liquidity backstop and the foreign exchange risk related to the commercial paper is being fully hedged by Videotron.

•	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now matures in January 2031, and (ii) the second tranche in the amount of $400.0 million now matures in January 2027 and provides for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

Financial position

Net available liquidity: $920.4 million at September 30, 2026 for the Corporation and its wholly owned subsidiaries, consisting of a $910.6 million unused and available revolving credit facility (after deducting $576.0 million of outstanding U.S. commercial paper) and $9.8 million in cash and cash equivalents.

Consolidated debt: $6.48 billion at September 30, 2026, a $311.0 million decrease compared with December 31, 2025 (see “Financing activities” above).

As of September 30, 2026, minimum principal payments on long-term debt in the coming years were as follows:

Table 4

Minimum principal payments on long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2027	$204.9
2028	750.0
2029	1,311.4
2030	800.0
2031	674.8
2032 and thereafter	2,194.2
Total	$5,935.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s long-term debt was approximately 4.6 years as of September 30, 2026 (4.7 years as of December 31, 2025). After taking into account hedging instruments, the long-term debt consisted of approximately 96.0% fixed-rate debt (92.7% at December 31, 2025) and 4.0% floating-rate debt (7.3% at December 31, 2025).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, and dividend payments to the parent corporation. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios and comply with certain financial covenants. At September 30, 2026, the Corporation was in compliance with all required financial ratios and restrictive covenants in its financing agreements.

Dividends declared and paid to the parent corporation

The Corporation paid $675.0 million in common dividends to the parent corporation in the first nine months of 2026 ($369.0 million in the same period of 2025). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax consolidation arrangements with the parent corporation

On April 29, 2026, the Corporation contracted a subordinated loan of $4.20 billion from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4.20 billion into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet

Analysis of main differences between September 30, 2026 and December 31, 2025

(in millions of Canadian dollars)

	Sept. 30, 2026	Dec. 31, 2025	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$10.7	$128.0	$(117.3)	See “Cash flows and financial position”
Accounts receivable	963.4	878.9	84.5	Impact of current variances in activity
Property, plant and equipment	2,987.6	3,039.2	(51.6)	Depreciation exceeded additions during the period
Derivative financial instruments[1]	87.7	24.3	63.4	See “Financing activities”
Other assets	455.5	510.2	(54.7)	Impact of current variances in activity
Liabilities and equity
Other current liabilities	$40.6	$80.6	$(40.0)	Impact of the use of deferred subsidies
Consolidated debt[2]	6,482.1	6,793.1	(311.0)	See “Financing activities”
Deferred income tax[3]	870.4	822.4	48.0	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income

[1]	Assets less liabilities.

[2]	Includes long-term debt, including the current portion, as well as short-term borrowings.

[3]	Liabilities less assets.

ADDITIONAL INFORMATION

Contractual obligations

Material contractual obligations of the Corporation include principal repayment and interest on short-term borrowings, long-term debt and lease liabilities; capital expenditure and other commitments, including mobile devices; and obligations related to derivative financial instruments. For a summary of the Corporation’s contractual obligations, please refer to the Corporation’s Management Discussion and Analysis in the Annual Report on Form 20-F for the year ended December 31, 2025, as well as Table 4 for the update to September 30, 2026 of principal repayments on long-term debt. As of September 30, 2026, there have been no material changes in the Corporation’s major contractual obligations since December 31, 2025, other than the financing transactions described in the “Financing activities” section in this report.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2026, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $30.8 million ($33.6 million in 2025), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $9.2 million ($7.7 million in 2025). The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.1 million ($1.0 million in 2025).

During the first nine months of 2026, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $95.0 million ($104.9 million in 2025), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $21.7 million ($24.1 million in 2025). The Corporation generated revenues from the parent and affiliated corporations in the amount of $3.0 million ($2.9 million in 2025).

These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the third quarter of 2026, the Corporation incurred management fees of $8.9 million with its parent corporation ($7.6 million in 2025). During the first nine months of 2026, the Corporation incurred management fees of $26.6 million with its parent corporation ($22.8 million in 2025).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, short-term borrowings, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAD future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity, as none of these instruments is held or issued for speculative purposes.

The carrying value and fair value of short-term borrowings, long-term debt and derivative financial instruments as of September 30, 2026 and December 31, 2025 are as follows:

Table 6

Fair value of short-term borrowings, long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Short-term borrowings	$(573.9)	$(573.9)	$–	$–
Long-term debt[1]	(5,935.3)	(5,788.9)	(6,824.3)	(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	4.6	4.6	(1.5)	(1.5)
Interest rate swaps	(2.4)	(2.4)	(7.2)	(7.2)
Cross-currency swaps	85.5	85.5	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

The fair value of short-term borrowings and long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses of $9.1 million and $32.6 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2026, respectively (gains of $0.9 million and $46.9 million in the third quarter and first nine months of 2025, respectively).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by, IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management uses this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 7 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 7

Reconciliation of adjusted EBITDA to the net income attributable to the shareholder measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Adjusted EBITDA	$645.0	$602.5	$1,908.1	$1,793.4
Depreciation and amortization	(199.7)	(199.0)	(595.7)	(597.0)
Financial expenses	(59.1)	(67.6)	(180.1)	(211.3)
Restructuring, impairment of assets and other	(0.5)	(6.7)	(1.0)	(17.5)
Income taxes	(85.8)	(73.8)	(265.0)	(221.5)
Net income attributable to the shareholder	$299.9	$255.4	$866.3	$746.1

Adjusted cash flows from operations and free cash flows

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows

Free cash flows represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows may not be identical to similarly titled measures reported by other companies.

Tables 8 and 9 provide a reconciliation of adjusted cash flows from operations and free cash flows to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 8

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Adjusted EBITDA	$645.0	$602.5	$1,908.1	$1,793.4
Capital expenditures[1]	(164.9)	(162.1)	(458.9)	(454.1)
Adjusted cash flows from operations	$480.1	$440.4	$1,449.2	$1,339.3

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
[1] Reconciliation to cash flows used for capital expenditures as per condensed consolidated financial statements:
Capital expenditures	$(164.9)	$(162.1)	$(458.9)	$(454.1)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	5.0	30.4	(27.8)	(13.1)
Cash flows used for capital expenditures	$(159.9)	$(131.7)	$(486.7)	$(467.2)

Table 9

Free cash flows and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Adjusted cash flows from operations from Table 8	$480.1	$440.4	$1,449.2	$1,339.3
Plus (minus)
Cash portion of financial expenses	(57.0)	(65.5)	(173.7)	(204.7)
Cash portion of restructuring, impairment of assets and other	(0.9)	(3.1)	(1.9)	(13.4)
Current income taxes	(19.4)	(47.8)	(213.8)	(199.0)
Other	0.4	0.8	–	0.7
Net change in non-cash balances related to operating activities	(35.7)	80.3	37.0	156.3
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	5.0	30.4	(27.8)	(13.1)
Free cash flows	372.5	435.5	1,069.0	1,066.1
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum licence acquisitions)	159.9	131.7	486.7	467.2
Proceeds from disposal of assets	(0.6)	(0.3)	(1.1)	(1.0)
Cash flows provided by operating activities	$531.8	$566.9	$1,554.6	$1,532.3

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt divided by the trailing 12-month adjusted EBITDA. Consolidated net debt consists of total long-term debt, lease liabilities, short-term borrowings, derivative financial instruments, and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate the Corporation’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 10 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements.

Table 10

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Sept. 30, 2026		Dec. 31, 2025
Total long-term debt[1]	$5,935.3		$6,824.3
Plus (minus)
Lease liabilities[2]	383.1		373.3
Short-term borrowings	573.9		–
Derivative financial instruments[3]	(87.7)		(24.3)
Cash and cash equivalents	(10.7)		(128.0)
Consolidated net debt	6,793.9		7,045.3
Divided by:
Trailing 12-month adjusted EBITDA	$2,497.9		$2,383.2
Consolidated net debt leverage ratio	2.72	x	2.96	x

[1]	Excluding financing costs.

[2]	Total liabilities.

[3]	Assets less liabilities.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents a subscriber connection to the mobile or wireline telephony service or a subscription to the Internet access or television service. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic climate, financial and economic market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions and variations in its businesses;

•	Videotron’s ability to implement its business and growth strategies successfully;

•	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;

•	new technologies that might change consumer behaviour with respect to Videotron’s product suites;

•	impacts related to cybersecurity and the protection of personal information;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of the Corporation’s businesses;

•	the impacts of the significant and recurring investments that will be required for development and expansion and to compete effectively with the incumbent local exchange carriers and other current or potential competitors in target markets;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT video services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, public-health crises and political instability in some countries;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	impacts related to environmental issues;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a reduction in the value of some assets; and

•	Videotron’s indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month and nine-month periods ended September 30, 2026 and 2025

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2026	2025	2026	2025

Revenues
Mobile telephony		$492.2	$449.1	$1,434.6	$1,313.7
Internet		320.4	311.1	963.9	934.9
Television		183.3	185.7	556.9	563.4
Wireline telephony		51.5	57.0	158.2	175.5
Mobile equipment sales		158.8	168.3	446.1	445.6
Other		45.2	45.0	134.2	130.0
		1,251.4	1,216.2	3,693.9	3,563.1

Employee costs	2	103.7	127.0	371.0	384.5
Purchase of goods and services	2	502.7	486.7	1,414.8	1,385.2
Depreciation and amortization		199.7	199.0	595.7	597.0
Financial expenses	3	59.1	67.6	180.1	211.3
Restructuring, impairment of assets and other	4	0.5	6.7	1.0	17.5
Income before income taxes		385.7	329.2	1,131.3	967.6

Income taxes :
Current		19.4	47.8	213.8	199.0
Deferred		66.4	26.0	51.2	22.5

		85.8	73.8	265.0	221.5

Net income attributable to the shareholder		$299.9	$255.4	$866.3	$746.1

See accompanying notes to condensed consolidated financial statements.

1

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2026	2025	2026	2025

Net income		$299.9	$255.4	$866.3	$746.1

Other comprehensive (loss) income:	9
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(9.1)	0.9	(32.6)	46.9
Deferred income taxes		1.7	(1.5)	3.2	(4.0)
		(7.4)	(0.6)	(29.4)	42.9

Comprehensive income attributable to the shareholder		$292.5	$254.8	$836.9	$789.0

See accompanying notes to condensed consolidated financial statements.

2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to the shareholder
			Accumulated
			other com-
	Capital	Retained	prehensive	Total
	stock	earnings	(loss) income	equity
	(note 7)		(note 9)

Balance as of December 31, 2024	$312.9	$87.4	$(61.4)	$338.9
Net income	-	746.1	-	746.1
Other comprehensive income	-	-	42.9	42.9
Dividends	-	(369.0)	-	(369.0)
Balance as of September 30, 2025	312.9	464.5	(18.5)	758.9
Net income	-	226.3	-	226.3
Other comprehensive income	-	-	42.2	42.2
Dividends	-	(200.0)	-	(200.0)
Balance as of December 31, 2025	312.9	490.8	23.7	827.4
Net income	-	866.3	-	866.3
Other comprehensive loss	-	-	(29.4)	(29.4)
Dividends	-	(675.0)	-	(675.0)
Balance as of September 30, 2026	$312.9	$682.1	$(5.7)	$989.3

See accompanying notes to condensed consolidated financial statements.

3

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2026	2025	2026	2025

Cash flows related to operating activities
Net income		$299.9	$255.4	$866.3	$746.1
Adjustments for:
Depreciation of property, plant and equipment		118.6	120.3	358.2	358.3
Amortization of intangible assets		48.8	46.0	140.5	143.2
Depreciation of right-of-use assets		32.3	32.7	97.0	95.5
Impairment of assets		0.2	3.6	0.9	4.7
Amortization of financing costs	3	2.1	2.1	6.4	6.6
Deferred income taxes		66.4	26.0	51.2	22.5
Other		(0.8)	0.5	(2.9)	(0.9)
		567.5	486.6	1,517.6	1,376.0
Net change in non-cash balances related to operating activities		(35.7)	80.3	37.0	156.3
Cash flows provided by operating activities		531.8	566.9	1,554.6	1,532.3
Cash flows related to investing activities
Capital expenditures	12	(159.9)	(131.7)	(486.7)	(467.2)
Deferred subsidies (used) received to finance capital expenditures	12	(11.5)	(4.6)	(19.6)	10.3
Proceeds from disposal of assets		0.6	0.3	1.1	1.0
Acquisition of preferred shares of an affiliated corporation	11	-	-	(4,200.0)	-
Net change in advance to the parent corporation		64.2	-	(2.0)	-
Other		0.6	(0.1)	0.9	(0.4)
Cash flows used in investing activities		(106.0)	(136.1)	(4,706.3)	(456.3)
Cash flows related to financing activities
Net change in short-term borrowings	5	(29.8)	(1.5)	564.0	(3.0)
Net change under revolving facilities, net of financing costs		15.4	(59.4)	22.7	-
Repayment of long-term debt	6	(200.0)	-	(1,000.0)	(400.0)
Repayment of lease liabilities		(34.0)	(33.4)	(96.9)	(93.6)
Dividends		(205.0)	(109.0)	(675.0)	(369.0)
Issuance of a loan from the parent corporation	11	-	-	4,200.0	-
Cash flows (used in) provided by financing activities		(453.4)	(203.3)	3,014.8	(865.6)

Net change in cash, cash equivalents and restricted cash		(27.6)	227.5	(136.9)	210.4

Cash, cash equivalents and restricted cash at beginning of period		53.9	57.0	163.2	74.1
Cash, cash equivalents and restricted cash at end of period	12	$26.3	$284.5	$26.3	$284.5

See accompanying notes to condensed consolidated financial statements.

4

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		September 30	December 31
	Note	2026	2025

Assets

Current assets
Cash and cash equivalents		$10.7	$128.0
Restricted cash	12	15.6	35.2
Advance to the parent corporation		2.0	-
Accounts receivable		963.4	878.9
Contract assets		92.5	109.2
Inventories		254.0	272.3
Derivative financial instruments		12.4	-
Other current assets		161.4	173.9
		1,512.0	1,597.5

Non-current assets
Property, plant and equipment		2,987.6	3,039.2
Intangible assets		3,372.7	3,375.2
Right-of-use assets		354.0	343.4
Goodwill		550.1	550.1
Derivative financial instruments		79.1	57.9
Investments	11	4,200.0	-
Promissory notes to the parent corporation		996.0	996.0
Other assets		455.5	510.2
		12,995.0	8,872.0
Total assets		$14,507.0	$10,469.5

Liabilities and equity

Current liabilities
Short-term borrowings	5	$573.9	$-
Accounts payable, accrued charges and provisions		948.9	953.4
Deferred revenue		341.3	353.6
Other current liabilities		40.6	80.6
Current portion of long-term debt	6	204.9	491.6
Current portion of lease liabilities		116.8	110.3
		2,226.4	1,989.5

Non-current liabilities
Long-term debt	6	5,703.3	6,301.5
Lease liabilities		266.3	263.0
Subordinated loan from parent corporation	11	4,200.0	-
Derivative financial instruments		3.8	33.6
Deferred income taxes		870.4	822.4
Other liabilities		247.5	232.1
		11,291.3	7,652.6

Equity
Capital stock	7	312.9	312.9
Retained earnings		682.1	490.8
Accumulated other comprehensive (loss) income	9	(5.7)	23.7
		989.3	827.4

Total liabilities and equity		$14,507.0	$10,469.5

See accompanying notes to condensed consolidated financial statements.

5

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (OTT) video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). However, they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2025 annual consolidated financial statements, which contain a description of the material accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on November 4, 2026.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2026.

On January 1, 2026, the Corporation adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, clarifying, among other things, the date on which a financial asset or financial liability is derecognized if settled using an electronic payment system. The adoption of these amendments had no material impact on the consolidated financial statements.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Employee costs	$152.5	$165.7	$527.1	$516.7
Less employee costs capitalized to property, plant and equipment and to intangible assets	(48.8)	(38.7)	(156.1)	(132.2)
	103.7	127.0	371.0	384.5
Purchase of goods and services:
Cost related to products sold	175.9	167.7	490.2	450.0
Royalties and rights	87.7	72.5	254.5	251.4
Service and distribution contracts	94.9	103.3	268.7	276.9
Other	144.2	143.2	401.4	406.9
	502.7	486.7	1,414.8	1,385.2
	$606.4	$613.7	$1,785.8	$1,769.7

6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Third parties:
Interest on long-term debt and short-term borrowings	$68.0	$75.8	$208.6	$239.8
Amortization of financing costs	2.1	2.1	6.4	6.6
Interest on lease liabilities	4.3	4.6	13.4	14.3
Loss (gain) on foreign currency translation on short-term monetary items	0.3	0.9	1.4	(1.4)
Other	2.0	1.1	1.2	2.3
	76.7	84.5	231.0	261.6
Affiliated corporations:
Interest expense	46.6	35.7	78.0	105.9
Dividend income	(47.6)	(36.1)	(79.7)	(107.0)
Interest on lease liabilities	0.1	0.2	0.4	0.6
Interest income	(16.7)	(16.7)	(49.6)	(49.8)
	(17.6)	(16.9)	(50.9)	(50.3)
	$59.1	$67.6	$180.1	$211.3

4.	RESTRUCTURING, IMPAIRMENT OF ASSETS AND OTHER

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Restructuring	$1.0	$3.4	$1.8	$6.0
Impairment of assets[1]	0.2	3.6	0.9	4.7
Other[2]	(0.7)	(0.3)	(1.7)	6.8
	$0.5	$6.7	$1.0	$17.5

[1]	Includes mainly charges of impairment of assets in connection with initiatives to integrate the Freedom business in 2025.

[2]	Includes the retroactive costs relating to an appeal court decision made in the second quarter of 2025 on tariffs for the retransmission of distant television signals and other items.

7

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	SHORT-TERM BORROWINGS

On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1,000.0 million. Videotron’s revolving credit facility is serving as a liquidity backstop and the foreign exchange risk related to the commercial paper is being fully hedged by the Corporation. Commercial paper outstanding amounted to $573.9 million as of September 30, 2026.

6.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2026	December 31, 2025

Total long-term debt	$5,935.3	$6,824.3
Financing costs, net of amortization	(27.1)	(31.2)
	5,908.2	6,793.1
Less current portion	(204.9)	(491.6)
	$5,703.3	$6,301.5

2026

On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. On the same day, Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

During the nine-month period ended September 30, 2026, Videotron repaid the full $500.0 million outstanding under the second tranche of its term credit facility and $500.0 million of the $700.0 million outstanding under the third tranche. On October 6, 2026, Videotron made an additional repayment of $100.0 million under this same credit facility.

2025

On June 16, 2025, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of $400.0 million, bearing interest at 5.625%.

8

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2025 and September 30, 2026	10,739,285	$312.9

8.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the nine-month period ended September 30, 2026:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2025	4,488,236	$35.14
Exercised	(534,372)	32.46
Cancelled	(94,667)	39.15
As of September 30, 2026	3,859,197	$35.41
Vested options as of September 30, 2026	606,006	$31.66

During the three-month period ended September 30, 2026, 23,334 stock options of Quebecor were exercised for a cash consideration of $1.0 million (201,661 stock options for a cash consideration of $2.4 million in 2025). During the nine-month period ended September 30, 2026, 24,333 Class B Subordinate Voting Shares of Quebecor were issued upon the exercise of stock options (none in 2025) and 510,039 stock options of Quebecor were exercised for a cash consideration of $13.8 million (698,324 stock options for a cash consideration of $4.9 million in 2025).

For the three-month period ended September 30, 2026, a $5.5 million reversal of the charge was recorded related to all stock-based compensation plans (a $5.3 million charge in 2025). For the nine-month period ended September 30, 2026, a $34.5 million charge was recorded related to all stock-based compensation plans (a $18.9 million charge in 2025).

9

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2024	$(92.5)	$31.1	$(61.4)
Other comprehensive income	42.9	–	42.9
Balance as of September 30, 2025	(49.6)	31.1	(18.5)
Other comprehensive income	24.6	17.6	42.2
Balance as of December 31, 2025	(25.0)	48.7	23.7
Other comprehensive loss	(29.4)	–	(29.4)
Balance as of September 30, 2026	$(54.4)	$48.7	$(5.7)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8¼-year period.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of short-term borrowings and long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

10

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of short-term borrowings, long-term debt and derivative financial instruments as of September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Short-term borrowings	$(573.9)	$(573.9)	$–	$–
Long-term debt[1]	(5,935.3)	(5,788.9)	(6,824.3)	(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	4.6	4.6	(1.5)	(1.5)
Interest rate swaps	(2.4)	(2.4)	(7.2)	(7.2)
Cross-currency swaps	85.5	85.5	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

11.	RELATED PARTY TRANSACTIONS

On April 29, 2026, the Corporation contracted a subordinated loan of $4,200.0 million from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4,200.0 million into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

11

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Cash flows used for capital expenditures
Additions to property, plant and equipment[1]	$114.0	$106.6	$341.4	$368.2
Additions to intangible assets (excluding acquisitions of spectrum licences)	45.9	25.1	145.3	99.0
	159.9	131.7	486.7	467.2

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$10.7	$240.0	$10.7	$240.0
Restricted cash[2]	15.6	44.5	15.6	44.5
	26.3	284.5	26.3	284.5

Interest and income taxes reflected as operating activities
Cash interest payments	$70.0	$78.7	$218.6	$246.7
Cash income tax payments (net of refunds)	63.2	65.1	227.5	173.2

[1]	In the respective three-month and nine-month periods ended September 30, 2026, deferred subsidies of $11.5 million and $27.2 million ($4.6 million and $8.0 million in 2025) have been used and are presented as a reduction of the related additions to property, plant and equipment.

[2]	Restricted cash represents the unused balance of subsidies received in advance as part of the Québec government’s initiatives to roll out telecommunications services in regions.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: November 5, 2026